

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 15, 2021

Ransom Jones
Chief Financial Officer
Greenway Technologies Inc
1521 North Cooper Street, Suite 205
Arlington, Texas 76011

>   **Re: Greenway Technologies Inc**
>   **Form 10-K for the Year Ended December 31, 2020**
>   **Filed April 14, 2021**
>   **Form 10-Q for the Period Ended June 30, 2021**
>   **Filed August 16, 2021**
>   **File No. 000-55030**

Dear Mr. Jones:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31. 2020

Form 10-Q for the Period Ended June 30, 2021
Item 4. Controls and Procedures, page 27

1.   Your disclosures do not appear to address your conclusion of the effectiveness of your disclosure controls and procedures pursuant to the requirements of Item 307 of Regulation S-K. Please include management's conclusion in future Forms 10-Q and 10-K.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Kevin Woody, Branch Chief at (202) 551-3629 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing